[PROS Letterhead]

June 25, 2007

Via Facsimile and Edgar

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Barbara Jacobs and Craig Wilson

Re:                             Acceleration Request of PROS Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-141884)

Dear Ms. Jacobs and Mr. Wilson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PROS Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on June 27, 2007, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find attached hereto an acceleration request from the underwriters with respect to the above-referenced Registration Statement.

Thank you for your assistance.  If you should have any questions, please call John Gilluly of DLA Piper US LLP at (512) 457-7090 or by facsimile at (512) 457-7001.

Very truly yours,

PROS Holdings, Inc.

By:	/s/ Ronald F. Woestemeyer
Ronald F. Woestemeyer
Executive Vice President, Strategic Business Planning